Atlis Motor Vehicles, Inc

1828 N. Higley Rd. #116

Mesa, Az 85205

April 20, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C 20549

Re:	Atlis Motor Vehicles, Inc (CIK 0001722969)
Request for withdrawal of filing of Pre-effective Amendment on form 1-A/A

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”, Atlis Motor Vehicles, Inc, a Delaware corporation (“Company”), hereby requests the immediate withdrawal of the Form 1A/A amendment filed with the Commission on April 18, 2022 (“Amendment”), along with all accompanying exhibits (#000121465922005383). The Offering Circular was originally filed on December 14, 2021 and qualified on December 17, 2021. For clarity, the Company is making no requests with respect any of its filings other than the Amendment.

The Amendment was inadvertently filed as a Form 1A/A prequalification amendment instead of a 1A-POS post-effective filing. A correctly tagged submission will be filed shortly on the correct form for post-effective amendments.

Thank you for your assistance in this matter. If you have any questions with respect to the foregoing, please call Jordan Christensen (815-751-0367) of WCAZ Law, PLLC, our legal counsel.

Atlis Motor Vehicles, Inc
By: /s/ Mark Hanchett
Name: Mark Hanchett
Title: Chief Executive Officer
Date: April 20, 2022